[redacted]

09058901

AG*
3/9

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
8-41840

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) **AND ENDING** 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chase Investment Services Corp.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:

300 S. Riverside Drive
(No. and Street)

Chicago | IL (State) | 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin L. Martin | (614) 244-6165 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive (ADDRESS) Number and Street | Chicago (City) | IL (State) | 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

BB
3/17

OATH OR AFFIRMATION

I, Kevin L. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Chase Investment Services Corp. as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF OHIO

LYNN HERRERA
Notary Public, State of Ohio
My Commission Expires Jan. 30, 2012

Kevin L. Martin, Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Chase Investment Services Corporation
(A wholly owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditor

To the Board of Directors and Stockholder of
Chase Investment Services Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Chase Investment Services Corporation (the "Company") at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2009

Chase Investment Services Corporation
(A wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2008
(in thousands, except for share data)

Assets		
Cash and cash equivalents	$	243,143
Cash and securities segregated under federal and other regulations		10,465
Receivable from clearing broker		15,767
Securities owned, at fair value		576
Receivable from affiliates, net		2,635
Other receivables		13,331
Current income tax receivable		10,957
Goodwill		31,808
Deferred tax asset, net		4,224
Other assets		12,166
Total assets	$	345,072
Liabilities and Stockholder's Equity		
Payable to customers	$	718
Securities sold, not yet purchased, at fair value		675
Payable to affiliates, net		1,289
Accrued employee compensation and benefits		27,591
Accounts payable		2,836
Other liabilities		14,001
Total liabilities		47,110
Stockholder's equity		
Common stock, par value $1 per share; authorized 1,500 shares, 500 issued and outstanding		1
Additional paid-in capital		142,027
Retained earnings		155,934
Total stockholder's equity		297,962
Total liabilities and stockholder's equity	$	345,072

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Chase Investment Services Corporation ("CISC") is a wholly owned subsidiary of Banc One Capital Holdings LLC ("BOCH" or the "Parent"). BOCH is a wholly owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"). CISC is a registered broker dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). CISC is also a registered investment advisor under the Investment Advisers Act of 1940.

CISC's primary business activity is the sale and distribution of various investment products on behalf of its retail customers. CISC is a fully disclosed introducing broker for brokerage products, which include mutual funds, equities, and fixed income securities. The clearance and custody of customer transactions are provided by CISC's clearing broker, National Financial Services LLC ("NFS").

2. Significant Accounting Policies

The accounting and financial reporting policies of CISC conform to accounting principles generally accepted in the United States of America and prevailing industry practices.

Use of Estimates in the Preparation of Financial Statements

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash on hand and on deposit and highly liquid investments with an original maturity of three months or less are considered cash and cash equivalents.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis, with related commission revenue recorded on a trade date basis. Amounts receivable and payable on unsettled transactions are recorded net in receivable from clearing broker on the accompanying statement of financial condition.

Other Assets

Other assets primarily include commission advances to sales representatives in the amount of $7,387 for the sale of managed account products, prepaid assets and furniture, equipment and leasehold improvements. Amounts receivable at December 31, 2008 related to managed account product fees are included in other receivables on the accompanying statement of financial condition. Furniture, equipment and leasehold improvements of $978 are carried at cost less accumulated depreciation and amortization. CISC computes depreciation using the straight-line method over the estimated useful life of the assets which is three to ten years. For leasehold improvements, CISC uses the straight-line method over the remaining term of the leased facility or ten years, whichever is less.

(Dollars in thousands)

3. Cash and Securities Segregated under Federal and Other Regulations

At December 31, 2008, CISC segregated cash of $4 and U.S. Treasury securities with a market value of $10,461 in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the United States Securities and Exchange Commission ("SEC").

4. Securities Owned and Securities Sold, not yet Purchased

CISC adopted SFAS No.157 "Fair Value Measurements" ("FAS 157") effective January 1, 2008. FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are as follows:

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the investments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2008.

	Asset at Fair Value as of December 31, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Long positions				
Government securities	$ 10,461	-	-	$ 10,461
State and municipal securities	396	-	-	396
Other securities	180	-	-	180
	11,037	-		11,037
Short positions				
State and municipal securities	(543)	-	-	(543)
Other securities	(117)	(15)	-	(132)
	(660)	(15)	-	(675)
Total	**$ 10,377**	**(15)**	**-**	**$ 10,362**

Securities whose values are based on quoted market prices in active markets, and are therefore classified within level 1, generally include active listed equities. Securities may be classified as level 2 when market information becomes available, yet the investment is not traded in an active market or the valuation is adjusted to reflect illiquidity and/or non-transferability. CISC does not hold securities classified as Level 3.

Securities owned and securities sold, not yet purchased, are recorded at fair value. Securities owned and securities sold, not yet purchased, are valued using quoted market prices or dealer price quotations in active markets.

Securities sold, not yet purchased, represent obligations of CISC to deliver specified securities and thereby create a liability to purchase the security in the market at prevailing prices.

Securities owned are held by CISC's clearing broker. Under the terms of the clearing agreement, NFS may rehypothecate these securities. CISC is subject to credit risk should the clearing broker be unable to fulfill its obligations to return the securities.

5. Receivable from Clearing Broker

The receivable from clearing broker primarily represents the amounts due from NFS relating to commission and fee revenues, net of the related clearing fees. The receivable also includes amounts due from NFS for cash balances in firm trading and error accounts.

6. Payable to Customers

CISC clears customer transactions through a clearing broker and as such does not carry customer accounts on its books; however, customer payable balances may occur in the normal course of business as a result of customer checks received by CISC which were not deposited with NFS and/or direct settlements with customers related to trading activity.

7. Goodwill

On October 1, 2006, JPMorgan Chase completed the acquisition of The Bank of New York's consumer business banking and middle market banking businesses in exchange for selected corporate trust businesses, plus a cash payment. In connection with this transaction, CISC paid $31,808 to an affiliate for its allocated portion of the purchase price, representing goodwill.

Goodwill is not amortized but instead tested for impairment in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets." Goodwill is tested annually in November or more often if events or circumstances indicate that there may be impairment. Goodwill was not impaired at December 31, 2008, nor was any goodwill written off during 2008.

8. Credit Risk, Guarantees and Indemnification

CISC clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between CISC and NFS, the clearing broker has the right to charge CISC for losses that result from its customers' failure to fulfill their contractual obligations.

To minimize its risk, CISC, through its clearing broker, requires its customers to, at a minimum, meet margin requirements as specified under U.S. Treasury Regulation T. This margin requirement is a good faith deposit from the customer related to their trading obligations. If necessary, CISC may liquidate certain positions to satisfy the obligations of the customer. Management believes that the margin deposits at December 31, 2008 are adequate to mitigate the risk of material loss.

(Dollars in thousands)

In addition, CISC has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations. CISC monitors the financial standing of NFS and all customers and counterparties to whom it extends credit. FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires the disclosure of representations and warranties which CISC enters into and which may provide general indemnifications to others. CISC in its normal course of business may enter into contracts that contain such representations and warranties. CISC's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against CISC that have not yet occurred. However, based on its experience, CISC believes the risk of loss to be remote.

9. Related-Party Transactions

CISC enters into transactions with other JP Morgan Chase subsidiaries. The aggregate receivables and payables related to these transactions at December 31, 2008 were $2,635 and $1,289, respectively.

CISC deposits certain cash balances with JPMorgan Chase Bank National Association ("JPMorgan Chase Bank N.A."), a wholly owned subsidiary of JPMorgan Chase. At December 31, 2008, such deposits amounted to $27,830. Cash equivalents of $215,313 are invested in various JPMorgan Chase money market funds.

On June 22, 2007, CISC entered into a revolving subordinated loan (the "subordinated loan") agreement with the Parent for $100,000, which matures on July 7, 2017. Based upon an agreement approved by FINRA, the subordinated loan is available in computing regulatory net capital. This loan may be repaid prior to maturity only if, after giving effect to such payment, CISC meets its regulatory net capital requirements. CISC did not borrow any amounts under the subordinated loan agreement during the year ended December 31, 2008.

10. Employee Compensation and Benefits

CISC's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase. Additionally, CISC's employees may receive stock-based incentive compensation based on their performance and JPMorgan Chase's consolidated operating results.

Pension and Other Postretirement Plans
CISC's employees are eligible to participate in the JPMorgan Chase qualified, noncontributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. The medical benefits are contributory, and vary with length of service and date of hire and provide for limits on JPMorgan's Chase's share of covered medical benefits.

The JPMorgan Chase domestic pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with SFAS No. 87, *"Employers' Accounting for Pensions,"* SFAS No. 88, *"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,"* SFAS No. 158, *"Employer's Accounting for Defined Benefit Pension*

(Dollars in thousands)

and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R)," and SFAS 106, *"Employers' Accounting for Postretirement Benefits Other Than Pensions."*

Consolidated disclosures about the pension and OPEB plans of JPMorgan Chase, including funded status, components of benefit expense and weighted-average actuarial assumptions are included in JPMorgan Chase's 2008 Annual Report.

Employee Stock-Based Incentives
Certain key employees of CISC participate in JPMorgan Chase's long-term stock-based incentive plans that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights. See the 2008 Annual Report of JPMorgan Chase & Co. for further disclosure.

11. Taxes

At December 31, 2008, CISC has a net deferred tax asset of $4,224. The significant component of the deferred tax asset relates primarily to litigation expenses. CISC has concluded that it is more likely than not that the deferred tax asset will be realized and, therefore, no valuation allowance is required.

In addition, at December 31, 2008, CISC has an income tax receivable from JPMorgan Chase, and state and local tax authorities of $10,957.

12. Fair Value

Securities owned and securities sold, not yet purchased, are carried at fair value. Management estimates that the aggregate fair value of other financial assets and liabilities recognized on the statement of financial condition approximates carrying value, due to their short-term nature.

13. Commitments and Contingencies

CISC maintains reserves for certain outstanding litigation. In accordance with SFAS No. 5 "Accounting for Contingencies," CISC accrues for litigation-related liabilities when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, management believes in light of all information known at December 31, 2008, the firm's litigation reserves were adequate at such date. Management reviews litigation exposures periodically, and the reserve may be increased or decreased in the future to reflect further litigation developments. CISC believes it has meritorious defenses to claims asserted against it and with respect to such litigation intends to continue to defend itself vigorously, litigating or settling cases, according to management's judgment as to what is in the best interest of CISC.

14. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, CISC's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose CISC to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and CISC has to purchase or sell the financial instrument underlying the contract at a loss.

(Dollars in thousands)

15. Net Capital Requirements

CISC is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934); which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. CISC is required to maintain minimum net capital equal to the greater of $250 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2008, CISC had net capital of $204,248, which was $201,152 in excess of its required net capital of $3,096. CISC's ratio of aggregate indebtedness to net capital was .23 to 1 at December 31, 2008.

16. Subsequent Event

On September 25, 2008, JP Morgan Chase Bank, NA acquired the banking operations of Washington Mutual Bank, NA and its indirect subsidiary, WaMu Investments, Inc., from the Federal Deposit Insurance Corporation. At the time of the acquisition, WaMu Investments, Inc. became a wholly owned subsidiary of JP Morgan Chase Bank, NA. On May 1, 2009, WaMu Investments, Inc. will be merged into CISC. Since the entities are under common control, the merger will be accounted for at historical cost pursuant to the guidance of SFAS No. 141(R) "Business Combinations".

Chase Investment Services Corporation

(A wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2008